TLC VENTURES CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Expressed in Canadian Funds)

April 23, 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal control to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

“Edward Farrauto”

Edward Farrauto, Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of TLC Ventures Corp.

We have audited the consolidated balance sheet of TLC Ventures Corp. (the “Company”) as at December 31, 2006 and the consolidated statements of changes in stockholders’ equity, loss and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the years ended December 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in each of their reports dated February 6, 2006 and January 14, 2005 respectively.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
April 23, 2007

TLC Ventures Corp.	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31
Canadian Funds

ASSETS	2006	2005
Current
Cash and cash equivalents	$7,685,884	$5,045,242
Amounts receivable	56,264	17,398
Prepaid, deposits and advances	280,613	78,248
	8,022,761	5,140,888

Property and Equipment (Note 4)	104,878	52,279
Mineral Property Costs – Schedule (Note 5)	2,313,600	974,587

	$10,441,239	$6,167,754

LIABILITIES
Current
Accounts payable	$18,791	$34,775
Accrued liabilities	282,711	25,000
Due to related parties (Note 8a)	38,300	1,252
	339,802	61,027

Non-Controlling Interest – Cybele Resources Inc. (Note 6)	47,100	19,682

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	17,914,241	13,780,170
Contributed Surplus - Statement 2	3,086,706	1,617,647
Deficit - Statement 2	(10,946,610)	(9,310,772)
	10,054,337	6,087,045
	$10,441,239	$6,167,754

ON BEHALF OF THE BOARD:

“Edward Farrauto”	,	Director
“Douglas Forster”	,	Director

- See Accompanying Notes -

TLC Ventures Corp.	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31
Canadian Funds

	Common Shares
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance – December 31, 2003	8,704,001	$5,605,372	$133,239	$(5,756,117)	$(17,506)
Issuance of shares for cash	10,300,000	7,875,000	-	-	7,875,000
Issuance of shares for mineral property	150,000	202,500	-	-	202,500
Issuance of shares for finder’s fees	300,000	-	-	-	-
Shares issuance costs	-	(47,278)	-	-	(47,278)
Stock compensation expense	-	-	824,517	-	824,517
Loss for the year	-	-	-	(1,701,098)	(1,701,098)
Balance – December 31, 2004	19,454,001	13,635,594	957,756	(7,457,215)	7,136,135
Issuance of shares for cash	102,500	27,900	-	-	27,900
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Stock compensation expense	-	-	675,317	-	675,317
Fair value of options exercises	-	15,426	(15,426)	-	-
Loss for the period	-	-	-	(1,853,557)	(1,853,557)
Balance – December 31, 2005	19,631,501	13,780,170	1,617,647	(9,310,772)	6,087,045
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Issuance of shares per stock split (Note
7b)	19,706,415	-	-	-	-
Issuance of shares for cash	8,700,000	4,032,821	468,069	-	4,500,890
Stock compensation expense	-	-	630,890	-	630,890
Stock compensation included in
Mineral Property costs	-	-	370,100	-	370,100
Loss for the period	-	-	-	(1,635,838)	(1,635,838)

Balance – December 31, 2006	48,112,916	$17,914,241	$3,086,706	$(10,946,610)	$10,054,337

- See Accompanying Notes -

TLC Ventures Corp.	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss
For the Years Ended December 31
Canadian Funds

	2006	2005	2004

Expenses
Amortization	$30,702	$18,186	$10,605
Audit and accounting fees	64,161	77,971	32,605
Bank charges	1,664	1,446	660
Consulting fees	135,247	103,108	63,000
Foreign exchange loss (gain)	(27,527)	2,123	441
Insurance	53,470	43,645	19,015
Legal fees	53,370	80,779	110,827
Marketing	537	24,540	46,569
Office, postage and printing	40,283	35,915	43,145
Rent	65,932	47,603	34,375
Research and development	3,579	68,413	-
Salaries and wages	190,127	344,035	274,624
Salaries and wages – Stock compensation	630,890	675,317	824,517
Shareholder relations	4,594	11,166	7,563
Telephone and utilities	17,686	12,862	10,632
Trade shows, conferences	5,514	12,663	14,467
Transfer agent, regulatory fees	53,204	23,234	23,644
Travel	83,914	75,304	157,989
	(1,407,347)	(1,658,310)	(1,674,678)
Other Income (Expenses)
Property investigation	(324,959)	(290,693)	(102,098)
Write off – mineral properties	(74,938)	-	-
Interest income	198,824	115,068	75,678
Non-controlling interest	(27,418)	(19,622)	-
Loss for the Year	$(1,635,838)	$(1,853,557)	$(1,701,098)

Loss per share – Basic and Diluted	$(0.04)	$(0.05)	$(0.05)

Weighted Average Number of Common Shares Outstanding	43,295,482	39,099,592	33,942,156

- See Accompanying Notes -

TLC Ventures Corp.	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended December 31
Canadian Funds

Cash Resources Provided By (Used in)	2006	2005	2004

Operating Activities
Loss for the year	$(1,635,838)	$(1,853,557)	$(1,701,098)
Items not affecting cash:
Amortization	30,702	18,186	10,605
Write off – mineral properties	74,938	-	-
Non-controlling interest	27,418	19,622	-
Stock-based compensation	630,890	675,317	824,517

Net changes in non-cash working capital components:
Amounts receivable	(38,866)	80,833	(97,233)
Accounts payable/accrued liabilities/due to related parties	247,564	16,313	26,399
Prepaid expenses	(202,365)	(6,743)	(71,505)
	(865,557)	(1,050,029)	(1,008,315)

Investing Activities
Property and equipment acquired	(52,090)	(12,791)	(68,279)
Mineral property costs	(942,601)	(112,116)	(558,721)
	(994,691)	(124,907)	(627,000)

Financing Activities
Cash received for shares – net of issuance costs	4,500,890	27,900	7,367,722
	4,500,890	27,900	7,367,722

Net Increase (Decrease) in Cash and Cash Equivalents	2,640,642	(1,147,036)	5,732,407
Cash and Cash Equivalents – Beginning of Year	5,045,242	6,192,278	459,871
Cash and Cash Equivalents – End of Year	$7,685,884	$5,045,242	$6,192,278

Schedule of Non-Cash Investing and Financing Activities
Shares issued for mineral property	$101,250	$101,250	$202,500
Stock compensation costs recorded in share capital	$630,890	$675,317	$824,517
Stock compensation costs recorded in mineral property costs	$370,100	$-	$-
Acquisition of property and equipment included in accounts payable	$31,211	$-	$-

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

- See Accompanying Notes -

TLC Ventures Corp.	Schedule
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
For the Years Ended December 31
Canadian Funds

	2006	2005	2004

Acquisition costs
Cash – option payments	$75,000	$50,000	$125,000
Shares – option payments	101,250	101,250	202,500
	176,250	151,250	327,500

Deferred exploration expenditures
Assaying	-	982	15,465
Camp and general	-	2,389	28,460
Drilling	-	-	194,229
Equipment rental	8,163	214	27,486
Geological consulting	681,911	25,911	127,762
Geophysical	222,064	11,287	14,486
Mineral claim maintenance	47,671	21,333	25,833
Administration	168,263	-	-
Travel	109,629	-	-
	1,237,701	62,116	433,721

Costs for the Year	1,413,951	213,366	761,221
Write off – mineral properties	(74,938)	-	-
Balance – Beginning of year	974,587	761,221	-
Balance – End of Year	$2,313,600	$974,587	$761,221

- See Accompanying Notes -

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

1.	Nature of Business

TLC Ventures Corp. (“TLC” or the “Company”) (“An Exploration Stage Company”) is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company’s investment in its mineral properties is dependent upon the discovery, development and production from ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “TLV”. The Company’s corporate head office is in Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out in Note 12, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

2.	Significant Accounting Policies

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”). TLC acquired 95% of Cybele on October 31, 2005. Cybele is a British Columbia company incorporated April 18, 2005. It was inactive from incorporation until October 31, 2005. This was accounted for under the purchase method of accounting. Cybele Australia is an Australian company incorporated on November 28, 2005. During the period, Cybele incorporated Cybele (Vanuatu) Ltd., Cybele (PNG) Ltd., and Cybele (Solomon Islands) Limited. All intercompany balances and transactions have been eliminated upon consolidation.

b)	Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)	Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amount capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm out its mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies – Continued

c)	Mineral Properties and Deferred Exploration Expenditures - Continued

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d)	Option Agreement

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

e)	Amortization

The Company provides for amortization on its property and equipment at an annual rate as follows:

i)	20% for furniture and office equipment on the declining balance method,
ii)	30% - 45% for computer equipment and software on the declining balance method, and
iii)	leasehold improvements are amortized on a straight-line basis over the term of the lease.

One-half of the above rate is taken in the year of acquisition.

f)	Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practises and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

g)	Share Capital

i)	The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

iii)

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

2.	Significant Accounting Policies – Continued

h)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non- employees, the fair value of the options is measured on the earlier of the date at which the counterpart performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

i)	Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)	Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

k)	Asset Retirement Obligations

CICA Handbook Section 3110, Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006, the Company does not have any Asset Retirement Obligations.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

4.	Property and Equipment

			Net Book
		Accumulated	Value
	Cost	Amortization	2006
Computer equipment and software	$48,162	$(18,317)	$29,845
Furniture and office equipment	80,448	(5,415)	75,033
	$128,610	$(23,732)	$104,878

			Net Book
		Accumulated	Value
	Cost	Amortization	2005
Computer equipment and software	$36,274	$(11,270)	$25,004
Furniture and office equipment	19,918	(5,648)	14,270
Leasehold improvements	24,878	(11,873)	13,005
	$81,070	$(28,791)	$52,279

5.	Mineral Property Costs

Details are as follows:

			Total	Total
			December	December
		Deferred	31,	31,
	Acquisition	Exploration	2006	2005

Point Leamington Property	$655,000	$761,076	$1,416,076	$974,587
International	-	972,462	972,462	-
Write off – mineral properties	-	(74,938)	(74,938)	-
	$655,000	$1,658,600	$2,313,600	$974,587

		Deferred	Total	Total
	Acquisition	Exploration	2005	2004
Point Leamington Property	$478,750	$495,837	$974,587	$761,221

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company acquired a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company issued 600,000 common shares and paid $250,000

There is a 2% Net Smelter Return Royalty on the property held by third parties.

In addition, the Company acquired an additional 1,044 claims in the vicinity of its Point Leamington Mining Lease for a total cost of $62,640.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

5.	Mineral Property Costs – Continued

b)	International

The Company has acquired one Exploration License and two Prospecting Licenses in Vanuatu and three Prospecting Licenses in the Solomon Islands. All licenses require the Company to meet minimum exploration expenditure requirements.

c)	Cargo Farm-in and Joint Venture Agreement

The Company has entered into a Farm-in and Joint Venture Agreement dated December 19, 2006 with Golden Cross Operations Pty. Ltd. (“Golden”) covering Exploration Licence 5238 (“Cargo Licence”) located in New South Wales, Australia. Under the terms of the agreement the Company can acquire a 70% direct interest in the Cargo License from Golden by spending AUD$5.0 million on exploration and development over 4 years. The Company has committed to a minimum AUD$250,000 expenditure in the first year (ending November 28, 2007) of the agreement with subsequent annual minimum expenditures being at the election of the Company as follows: Year 2: AUD$750,000, Year 3: AUD$1,500,000 and Year 4: AUD$2,500,000. Expenditures in excess of these amounts can be accumulated and carried forward. Once the Company confirms its 70% interest in the Cargo Licence, subsequent program budgets would be funded 70% by the Company and 30% by Golden unless Golden elects to withdraw. In this event the Company could acquire a further 30% interest from Golden and Golden would be entitled to a Net Smelter Return (“NSR”) royalty from future production. The NSR royalty shall be 0.33% in the first year after commencement of production, 0.67% in the second year, 1.33% in the third year and 2.0% in the fourth year and thereafter, provided that if the average daily gold price during any quarter within the first three years is above US$650/oz, an additional 0.33% shall be payable in respect of that quarter.

6.	Cybele Resources Inc.

During 2005 the Company invested $477,000 in Cybele representing 95.08% of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

During 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000 bringing the Company’s ownership to 96.30% . TLC now owns 15,600,000 common shares out of a total of 16,200,000 commons shares of Cybele. The balance of the common shares are held by Cybele management. As part of the financing into Cybele, the Company granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Since the Company does not own 100% of Cybele, there is a non-controlling interest which is recorded at carrying value. This amount is then adjusted for period costs by the non-controlling interest’s portion of the income/(loss).

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

6.	Cybele Resources Inc. – Continued

Details are as follows:

Total net assets of Cybele at December 31, 2006	$1,675,481
Multiplied by the non-controlling interest – 3.70%	61,993
2005 loss allocated to non-controlling interest	(2,817)
2006 loss allocated to non-controlling interest	(12,076)
Total non-controlling interest - Cybele	$47,100

7.	Share Capital

a)	Authorized: Unlimited number of common shares without par value.

b)	Stock split

Pursuant to a special shareholder resolution, the Company affected a 2 new for 1 old stock split on June 15, 2006. All comparative number of shares, options and warrants as well as the weighted average shares outstanding and net loss per share figures have been presented reflecting the stock split.

c)	Share issuance

The Company issued by way of a non-brokered private placement financing 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in the Company until January 12, 2008 at a price of $1.00 per share.

The fair value attributable to the common shares and warrants was $4,032,821 and $468,069 respectively.

Assumptions
Risk-free interest rate	4.27%
Expected stock price volatility	60.37%
Expected dividend yield	0.00%
Expected life of warrants	18 months

d)	Share Purchase Options

i)

The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 7,780,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

i) - Continued

Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date
25% - twelve months after grant date
25% - eighteen months after grant date

ii)	A summary of the Company’s options at December 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.125	1,910,000	-	-	-	1,910,000	December 11, 2008
$1.05	600,000	-	-	(600,000)	-	March 15, 2009
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.90	400,000	-	-	(400,000)	-	May 11, 2009
$0.675	400,000	-	-	-	400,000	August 29, 2009
$0.60	400,000	-	-	-	400,000	March 4, 2010
$0.50	1,420,000	-	-	-	1,420,000	May 18, 2010
$0.75	-	50,000	-	-	50,000	January 26, 2011
$0.625	-	50,000	-	-	50,000	April 27, 2011
$0.625	-	1,000,000	-	-	1,000,000	June 9, 2011
$0.65	-	50,000	-	-	50,000	June 19, 2011
	5,140,000	1,150,000	-	(1,000,000)	5,290,000

Weighted average
exercise price	$0.48	$0.63	-	$0.99	$0.41

Average
		Weighted	remaining
	Number of	Average	contractual
Details	Options	Exercise Price	life in years	Expiry
Vested as at				December 11, 2008 to
December 31, 2006	4,715,000	$0.39	2.85	June 19, 2011
Outstanding as at				December 11, 2008 to
December 31, 2006	5,290,000	$0.41	3.02	June 19, 2011

The exercise price and number of options have been adjusted to reflect the 2:1 stock split on June 15, 2006.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

ii) - Continued

A summary of the Company’s options at December 31, 2005 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2004	Granted	Exercised	Cancelled	2005	Expiry date
$0.125	2,110,000	-	(200,000)	-	1,910,000	December 11, 2008
$1.05	600,000	-	-	-	600,000	March 15, 2009
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.90	400,000	-	-	-	400,000	May 11, 2009
$0.675	400,000	-	-	-	400,000	August 29, 2009
$0.60	-	400,000	-	-	400,000	March 4, 2010
$0.58	-	10,000	(5,000)	(5,000)	-	April 11, 2010
$0.50	-	1,420,000	-	-	1,420,000	May 18, 2010
	3,520,000	1,830,000	(205,000)	(5,000)	5,140,000

Weighted average
exercise price	$0.435	$0.52	$0.135	$0.58	$0.48

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at December 31, 2005	4,130,000	$0.465	December 11, 2008 to May 18, 2010

A summary of the Company’s options at December 31, 2004 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2003	Granted	Exercised	Cancelled	2004	Expiry date
$0.125	2,110,000	-	-	-	2,110,000	December 11, 2008
$1.05	-	600,000	-	-	600,000	March 15, 2009
$1.00	-	10,000	-	-	10,000	April 29, 2009
$0.90	-	400,000	-	-	400,000	May 11, 2009
$0.675	-	400,000	-	-	400,000	September 29, 2009
	2,110,000	1,410,000	-	-	3,520,000
Weighted average
exercise price	$0.125	$0.90	-	-	$0.435

	Number of	Weighted Average
	Options	Exercise Price	Expiry
			December 11, 2008 to
Vested as at December 31, 2004	3,093,480	$0.39	September 29, 2009

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

ii)	- Continued

For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

The Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense.

iii)

During the 2004 fiscal year, the Company granted options to purchase up to 1,410,000 shares of the Company at exercise prices between $0.675 to $1.05 per share to directors and officers of the Company. As at December 31, 2006, 410,000 of these options have vested and the balance of 1,000,000 were cancelled. The total fair value of the options granted was calculated to be $1,094,939. Since options are granted under a graded vesting schedule for the year $24,614 (2005 - $245,808, 2004 - $824,517) of fair value has been recorded in the Company’s accounts as salaries and wages - stock compensation expense. The offsetting entry is to contributed surplus.

iv)

During the 2005 fiscal year, the Company granted stock options of 1,830,000 to directors and an employee of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.50 to $0.60 per share, expiring March 4, 2010 to May 18, 2010. The total fair value of the options granted was calculated to be $444,008. As at December 31, 2006, 1,820,000 of these options were vested, 5,000 of these options were exercised and 5,000 options were cancelled. Since options are granted under a graded vesting schedule, the Company recorded $240,309 (2005 - $203,699) in stock-based compensation expense in relation to these options during the current year.

v)

During the 2006 fiscal year, the Company granted stock options of 1,150,000 to employees and consultants of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.625 to $0.75 per share, expiring January 26, 2011 to June 19, 2011. The total fair value of the options granted was calculated to be $568,206. As at December 31, 2006, 575,000 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $154,549 in stock- based compensation expense and $153,966 has been recorded as mineral property costs in relation to these options during the current period.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Average risk free interest rate	4.23%	3.35%	3.79%
Average expected option life	3 years	3 years	5 years
Stock volatility – based on trading history	136.24%	162.25%	154.81%
Dividend payments during life of option	Nil	Nil	Nil

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

d)	Share Purchase Options – Continued

vi)

During the 2005 fiscal year, Cybele granted 410,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25USD per share, expiring November 7, 2010. The total fair value of the options granted was calculated to be $118,961. The Company recorded $19,796 (2005 - $38,712) in stock-based compensation expense and $24,512 has been recorded as mineral property costs in relation to these options during the current year.

vii)

During the year, Cybele granted 1,200,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25 USD per share, expiring June 9, 2011. The total fair value of the options granted was calculated to be $724,017. The Company recorded $191,622 in stock-based compensation expense and $191,622 has been recorded as mineral property costs in relation to these options for the year ended December 31, 2006.

In a recent continuous disclosure view, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC’s view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

A summary of the Cybele’s options at December 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.25USD	410,000	-	-	-	410,000	November 7, 2010
$0.25USD	-	1,200,000	-	-	1,200,000	June 9, 2011
	410,000	1,200,000	-	-	1,610,000
Weighted average
exercise price	$0.25USD	$0.25USD	$-	$-	$0.25USD

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at December 31, 2006	907,500	$0.25USD	November 7, 2010 to June 9, 2011

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

7.	Share Capital – Continued

vii)	– Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Average risk free interest rate	4.25%	3.86%
Average expected option life	3 years	3 years
Stock volatility – based on trading history	135.92%	147.91%
Dividend payments during life of option	Nil	Nil

viii)

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

e)	Share Purchase Warrants

As at December 31, 2006, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2005	Issued	Exercised	Cancelled	2006	Expiry date
$0.75	600,000	-	-	(600,000)	-	September 29, 2006
$1.00	-	4,350,000	-	-	4,350,000	January 12, 2008
	600,000	4,350,000	-	(600,000)	4,350,000
Weighted average
exercise price	$0.75	$1.00	-	$0.75	$1.00

As at December 31, 2005, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31			Expired or	December 31
Price	2004	Issued	Exercised	Cancelled	2005	Expiry date
$0.625	500,000	-	-	(500,000)	-	May 7, 2005
$0.75	5,000,000	-	-	(5,000,000)	-	May 7, 2005
$0.75	300,000	-	-	(300,000)	-	May 7, 2005
$0.75	600,000	-	-	-	600,000	September 29, 2006
	6,400,000	-	-	(5,800,000)	600,000

Weighted average
exercise price	$0.74	-	-	$0.74	$0.75

f)	Escrow Shares

As at December 31, 2006 there are 1,647,140 (2005 - 4,941,420; 2004 – 8,235,700) common shares held in escrow. They will be released in May 2007.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

8.	Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at December 31, 2006, amounts due to related parties consist of $38,300 (2005 - $1,252) owing to a directors and an officer. These amounts include director fees, legal and travel expenses. These amounts were incurred in the ordinary course of business are non-interest bearing, unsecured and due on demand.

b)	During the year, a salary of $Nil (2005 – $180,714; 2004 - $105,000) was paid to a former director.

c)	During the year, consulting fees of $62,389 (2005 - $48,076; 2004 - $27,921) were paid to a director and officer.

d)	During the year, accounting fees of $60,000 (2005 - $60,000; 2004 - $67,642) were paid to a director and an officer.

e)	During the year, legal fees of $29,929 (2005 - $48,495; 2004 - $90,309) were paid to a law firm where an officer of the Company is a partner.

g)	During the year, consulting fees of $Nil (2005 - $9,200; 2004 - $Nil) were paid to a director.

h)	During the period, office rent and administration fees of $20,000 (2005 - $Nil) were paid to a company with a director in common.

i)	During the period, director fees were accrued to the independent directors of the Company in the amount of $10,000 (2005 - $Nil).

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

9.	Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004

Loss before income taxes	$(1,635,838)	$(1,853,557)	$(1,701,098)

Expected income tax (recovery)	$(553,845)	$(632,434)	$(580,415)
Items not deductible for income tax
purposes	205,136	308,004	337,591
Unrecognized benefit of non-capital losses	348,709	324,430	242,824

Total income taxes	$-	$-	$-

Represented by:
Current income tax	$-	$-	$-
Future income tax	$-	$-	$-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2006	2005	2004

Future income tax assets (liabilities)
Financing costs	$6,452	$9,678	$12,905
Loss carry-forwards	1,028,976	694,815	369,754
Undepreciated capital cost in excess of
accounting net book value	21,765	10,086	3,619
Mineral properties	81,406	-	-

	1,138,599	714,579	386,278
Valuation allowance	(1,138,599)	(714,579)	(386,278)

Net future income tax assets	$-	$-	$-

As at December 31, 2006, the Company has non-capital losses for Canadian tax purposes of approximately $2,515,726 available to offset against taxable income in future years, which, if unutilized, will expire through to 2016. In addition, the Company has tax losses for Australian purposes of approximately $568,702 available to offset against taxable income in future years for an indefinite period, subject to certain conditions. The Company has resource exploration expenditures of approximately $1,654,664 available to reduce taxable income of future years, subject to certain restrictions. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

10.	Commitments

During the year, the Company signed a lease agreement for the rental of office space. The lease expires June 30, 2011. The future minimum lease obligations are as follows:

Amount
2007	$111,389
2008	114,251
2009	117,113
2010	117,113
2011	58,537
$518,423

11.	Subsequent Events

The Company has granted a total of 2,500,000 incentive share options to new senior officers of the Company at an exercise price of $0.44 per share. The grant of the options is subject to regulatory and exchange approval and, 207,500 of the new share options are also subject to shareholder approval.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these consolidated financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

SEC staff have interpreted U.S GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for U.S GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S GAAP, these costs would be characterized as operating activities.

b)	The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2006	2005	2004

Loss for the period as reported	$(1,635,838)	$(1,853,557)	$(1,701,098)
Less mineral property expenditures during the year	(1,413,951)	(213,366)	(761,221)
Mineral property costs written off during the year	74,938	-	-

Loss for the period in accordance with United States GAAP	$(2,974,851)	$(2,066,923)	$(2,462,319)

Primary loss per share for the year in accordance with United
States GAAP	$(0.07)	$(0.05)	$(0.07)

c)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2006	2005	2004

Deficit - As reported	$(10,946,610)	$(9,310,772)	$(7,457,215)
Less capitalized mineral property costs	(2,313,600)	(974,587)	(761,221)

Deficit in accordance with United States GAAP	$(13,260,210)	$(10,285,359)	$(8,218,436)

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

d)	The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares

			Contributed
	Number	Amount	Surplus	Deficit	Total
Shareholders’ equity balance as reported at
December 31, 2004	19,454,001	$13,635,594	$957,756	$(7,457,215)	$7,136,135
Less capitalized mineral property costs	-	-	-	(761,221)	(761,221)
Shareholders’ equity in accordance with United
States GAAP at December 31, 2004	19,454,001	$13,635,594	$957,756	$(8,218,436)	$6,374,914
Shareholders’ equity balance as reported at
December 31, 2005	19,631,501	$13,780,170	$1,617,674	$(9,310,772)	$6,087,045
Less capitalized mineral property costs	-	-	-	(974,587)	(974,587)
Shareholders’ equity in accordance with United
States GAAP at December 31, 2005	19,631,501	$13,780,170	$1,617,674	$(10,285,359)	$5,112,458
Shareholders’ equity balance as reported at
December 31, 2006	48,112,916	$17,914,241	$3,086,706	$(10,946,610)	$10,054,337

Less capitalized mineral property costs	-	-	-	(2,313,600)	(2,313,600)
Shareholders’ equity in accordance with United
States GAAP at December 31, 2006	48,112,916	$17,914,241	$3,086,706	$(13,260,210)	$7,740,737

e)	The impact of the above difference between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2006	2005	2004
Cash flows from operating activities
As reported	$(865,557)	$(1,050,089)	$(1,008,315)
Mineral property costs	(942,601)	(112,116)	(558,721)
Per United States GAAP	$(1,808,158)	$(1,162,205)	$(1,567,036)
Cash flows from investing activities
As reported	$(994,691)	$(124,847)	$(627,000)
Mineral property costs	942,601	112,116	558,721
Per United States GAAP	$(52,090)	$(12,731)	$(68,279)

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

f)	New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 30 June 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004
Canadian Funds

12.	Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

f)	New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The adoption of this standard did not have a significant impact on its results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on October 1, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company’s financial position, results of operation or cash flows.

In June 2006, FASB issued Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.